20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4317
7th July 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

dlw 7/16

Encl.

Annex A to Letter to the SEC
dated 7th July 2004
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Documents

1. Title : 2004 Annual Report, Audited Accounts and Auditors' Report

   Date : For the year ended 31st March 2004

   Entities requiring item :
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)
   (ii) the Bermuda Companies Registry pursuant to the Tai Cheung Holdings Limited Act 1990 (the "Company's Private Act"); and
   (iii) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

2. Title : Notification of Annual General Meeting

   Date : 7th July 2004

   Entities requiring item :
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)
   (ii) Company's Bye-Laws; and
   (iii) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

3. Title : Circular sent to Shareholders

   Date : 7th July 2004

   Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4317
7th July 2004
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

Annex A to Letter to the SEC
dated 7th July 2004
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Documents

1. Title : 2004 Annual Report, Audited Accounts and Auditors' Report

   Date : For the year ended 31st March 2004

   Entities requiring item :
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)
   (ii) the Bermuda Companies Registry pursuant to the Tai Cheung Holdings Limited Act 1990 (the "Company's Private Act"); and
   (iii) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

2. Title : Notification of Annual General Meeting

   Date : 7th July 2004

   Entities requiring item :
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)
   (ii) Company's Bye-Laws; and
   (iii) Pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

3. Title : Circular sent to Shareholders

   Date : 7th July 2004

   Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 00088)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Wednesday, 1st September 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2004.
2. To declare a final dividend.
3. To elect Directors and fix their remuneration.
4. To appoint Auditors and fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

ORDINARY RESOLUTIONS

5. (a) "THAT:–

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(b) "THAT a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

(c) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 5 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

SPECIAL RESOLUTION

6. "THAT the existing Bye-laws of the Company be and are hereby amended in the following manner:–

(a) Bye-law 1

(i) by inserting the following new definition of "associate" immediately after the definition of "Act" in existing Bye-law 1:

""associate" — the meaning attributed to it in the rules of the Designated Stock Exchange.";

(ii) by deleting the words "a recognised Clearing House within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) or" from the definition of "Clearing House" in existing Bye-law 1;

(b) Bye-law 2

(i) by substituting the existing Bye-law 2(e) with the following new Bye-law 2(e):

"(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;";

(ii) by replacing the full-stop "." at the end of Bye-law 2(j) with a semi-colon ";", by inserting the word "and" immediately after the semi-colon and by inserting the following new Bye-law 2(k):–

"(k) references to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a notice or document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(c) Bye-law 40

(i) by re-numbering Bye-law 40 as Bye-law 40(1) and inserting, after the words "the name and address of each Member, the number and class of shares held by him and," in Bye-law 40(1)(a), the words "in respect of any shares that are not fully paid,";

(ii) by inserting the following new Bye-law 40(2):–

"(2) Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.";

(d) Bye-law 41

by substituting the existing Bye-law 41 with the following new Bye-law 41:–

"41. The Register and branch register of Members, as the case may be, shall be open to inspection between 10 a.m. and 12 noon on every business day by Members without charge or by any other person, upon a maximum payment of five Bermuda dollars, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of ten dollars at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.";

(e) Bye-law 43

by substituting the existing Bye-law 43 with the following new Bye-law 43:–

"43. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and which may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(f) Bye-law 48

by inserting the words ", after the notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect," after the word "may" in the first line of existing Bye-law 48;

(g) Bye-law 63

by substituting Bye-law 63 with the following new Bye-law 63:–

"63. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(h) Bye-law 73

by re-numbering Bye-law 73 as Bye-law 73(1) and inserting the following new Bye-law 73(2):–

"(2) Where the Company has knowledge that any Member is, under the applicable Statutes and/or the rules and regulations of the Designed Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(i) Bye-law 81

by replacing the existing Bye-law 81(2) with the following new Bye-law 81(2):–

"(2) If a Clearing House (or its nominee(s)) and in each case, being a corporation) is a Member of the Company, it may appoint or authorize such person or persons as it thinks fit to act as its corporate representative or representatives at any meeting of the Company or at any meeting of any class of Members provided that, if more than one corporate representative is so authorized, the authorization shall specify the number and class of shares in respect of which each such corporate representative is so authorized. A person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) could exercise as if such person was the registered holder of the shares of the Company held by the Clearing House (or its nominees(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands.";

(j) Bye-law 83

by deleting the words "twenty-eight (28)" in the ninth line of Bye-law 83(4) and replacing them with the words "fourteen (14)";

(k) Bye-law 86

by deleting the existing Bye-law 86 in its entirety and substituting therefor the following new Bye-law 86:

"86. No person other than a Director retiring at the meeting, shall, unless recommended by the Director for election, be eligible for election to the office of Director at any general meeting, unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and also a Notice signed by the person to be proposed of his willingness to be elected shall have been given to the Company or lodged at the head office of the Company or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days. The period for lodgment of such Notice(s) will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(l) Bye-law 101

by deleting Bye-law 101 in its entirety and substituting therefor the following new Bye-law 101:–

"101. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates is to the knowledge of such Director materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) is/are the holder(s) of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(5) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Bye-law provided that no Director who is or whose associate(s) is/are materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.";

(m) Bye-law 148

by deleting Bye-law 148 in its entirety and substituting therefor the following:

"148. (1) Subject to Section 88 of the Act and paragraph (2) of this Bye-law, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and at the same time as the notice of the annual general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

(2) To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements in paragraph (1) of this Bye-law shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial report, a complete printed copy of the Company's annual financial statements and the directors' report thereon.

(3) The requirement to send to a person referred to in paragraph (1) of this Bye-law the documents referred to in that provision or a summary financial report in accordance with paragraph (2) of this Bye-law shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in paragraph (1) of this Bye-law and, if applicable, a summary financial report complying with paragraph (2) of this Bye-law, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(n) Bye-law 149

by re-numbering the existing Bye-law 149 as Bye-law 149(1) and inserting the following new Bye-law 149(2) and 149(3):–

"(2) Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.";

(o) Bye-law 155

by deleting Bye-law 155 in its entirety and substituting therefor the following:

"155. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designed Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice or document to him or which the person transmitting the Notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the Notice or document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share, all Notices or documents shall be given to that one of the joint holders whose name stands first in the Register and the Notice or document so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(p) Bye-law 156

(i) by deleting the word "and' at the end of Bye-law 156(a);

(ii) by re-numbering Bye-law 156(b) as Bye-law 156(c) and inserting the following as Bye-law 156(b):

"(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice or document placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;";

(iii) by deleting the full-stop "." at the end of re-numbered Bye-law 156(c) and substituting therefor ";";

(iv) by inserting the following as additional paragraphs (d) and (e) to Bye-law 156:

"(d) if served by advertisement in appointed newspaper or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange shall be deemed to have been served on the day on which the notice is first published; and

(e) may be given to a Member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(q) Bye-law 158

by inserting the words "or electronic" after the words "or facsimile" in the first line of existing Bye-law 158."

By Order of the Board
Ivy Yee Har Tam
Secretary

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman) and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok and Mr. Benedict Cho Hung Woo as independent non-executive directors.

Hong Kong, 7th July 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.
2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.
3. The Register of Members will be closed from Thursday, 26th August 2004 to Wednesday, 1st September 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at the address set out above not later than 4:00 p.m. on Wednesday, 25th August 2004.
4. Regarding resolution No.6 above, as the Bye-laws of the Company only exist in English, the English text of the proposed resolution shall prevail over the Chinese text.
5. Detailed information on the business to be transacted at the Annual General Meeting, including information on the proposed amendments to the Bye-laws is contained in the Circular dated 7th July 2004 to shareholders.

IMPORTANT

***If you are in any doubt** about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.*

***If you have sold** all your shares in Tai Cheung Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00088)

Directors:
David Pun CHAN *(Chairman)*
Ivy Sau Ching CHAN
* Karl Chi Leung KWOK
Wing Sau LI
* Benedict Cho Hung WOO

* *Independent non-executive directors*

Registered Office:
Rosebank Centre
14 Bermudiana Road
Pembroke
Bermuda

Head Office:
20th Floor
The Hong Kong Club Building
3A Chater Road, Central
Hong Kong

7th July 2004

To the shareholders

Dear Sir/Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND AMENDMENTS TO THE BYE-LAWS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information relating to (i) the Ordinary Resolutions to renew the general mandates to repurchase shares and to issue shares; (ii) the Special Resolution to amend the Bye-laws of the Company in order to comply with the new Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to be proposed at the forthcoming 2004 Annual General Meeting and (iii) the Notice convening the Annual General Meeting.

GENERAL MANDATE TO REPURCHASE SHARES

A general mandate for repurchase of the Company's own shares was granted by shareholders of the Company at the Company's annual general meeting held on 3rd September 2003. This general mandate will lapse at the forthcoming 2004 Annual General Meeting unless the authority is renewed by ordinary resolution at that meeting. At the 2004 Annual General Meeting, an ordinary resolution will be proposed to grant a general mandate to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the resolution (the "Repurchase Mandate"). The Directors have no present intention to repurchase any shares.

Information relating to the Repurchase Mandate as required by the Listing Rules is set out in Appendix I hereto.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the 2004 Annual General Meeting two ordinary resolutions (i) granting to the Directors a general mandate to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (the "Issue Mandate") and (ii) extending the Issue Mandate by adding to it the number of shares repurchased by the Company under the Repurchase Mandate. The Issue Mandate will provide the Company the flexibility to make such issue when appropriate and beneficial to the Company. The Directors have no immediate plans to issue new shares.

AMENDMENTS TO THE BYE-LAWS

The Listing Rules allow listed issuers to send or otherwise make available certain corporate communications to holders of securities using electronic means or make them available in English language or Chinese language only with their prior approval if this would be allowed under applicable laws and regulations and the listed issuers' own constitutional documents. Besides, the Listing Rules permit listed issuers to distribute summary financial reports in place of a full annual report, provided they ascertain the wishes of shareholders and comply with the relevant legal requirements of their own jurisdictions and provisions of their own memorandum and bye-laws.

In addition, the latest amendments to the Listing Rules relating to corporate governance issues came into effect on 31 March 2004 subject to certain transitional arrangements. These amendments include, amongst others, the amendments to Appendix 3 of the Listing Rules governing the constitutional documents of a listed issuer.

As a result of the amendments to the Listing Rules, amongst others, (1) where the Company has actual knowledge, any Shareholder who is, under the Listing Rules, required to abstain from voting on any particular

resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted; (2) a minimum of 7 days' period for lodgment by any Shareholder of the notice is required to nominate a Director other than the retiring Director and such notice shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting; and (3) a Director shall abstain from voting at the board meeting or any matter in which he or any of his/her associate(s) has material interest and the Director shall not be counted towards the quorum of the relevant board meeting.

Accordingly, the Directors propose to the Shareholders to approve a special resolution at the 2004 Annual General Meeting to amend the relevant provisions of the Bye-laws in order to bring the Bye-laws in line with the amended provisions of Appendix 3 of the Listing Rules. Besides, if the special resolution is passed, the Company will, in circumstances it deems appropriate and in compliance with the Listing Rules, be able to offer holders of securities the chance to receive corporate communications by electronic means, the summary financial report in place of full annual report and the English language version or the Chinese language version or a combination of both languages of the corporate communication. However, the holder of securities may at any time make a request for a copy of the corporate communications and full annual report prepared in the other language.

A brief background to the proposed amendments to the Bye-laws of the Company is set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

Notice of the 2004 Annual General Meeting is set out on pages 10 to 22 of this circular. A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you intend to be present at the meeting you are requested to complete the form of proxy and return it to the Company's Registrars in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting.

According to the Bye-laws of the Company, a resolution put to the vote of the general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person, by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person, by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person, by a duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RE-ELECTION OF THE RETIRING DIRECTOR

Pursuant to Bye-law 84 of the Company, Mr. Benedict Cho Hung Woo will be retiring from his office at the 2004 Annual General Meeting and, being eligible, offer himself for re-election. The particulars of Mr. Woo are as follows:

Mr. Benedict Cho Hung Woo, BSc, age 66, is a consultant of a solicitors firm, Messrs T.S. Tong & Co. with over 32 years experience in the legal field. He is an Independent Non-executive Director of the Company since August 2000. He is also a director of certain subsidiaries of the Company and a member of the Audit Committee. Mr. Woo did not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Woo. Mr. Woo does not hold other directorships in listed public companies in the last three years. The independent non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws. Other than the director's fee (2003: HK$30,000), Mr. Woo does not receive any director's emolument. Mr. Woo is not related to any Director, senior management or substantial or controlling shareholders of the Company.

RECOMMENDATION

The Directors consider the Repurchase Mandate, the Issue Mandate (together with its extension) and Amendments to the Bye-laws of the Company are all in the best interests of the Company and its shareholders. The Directors recommend that all shareholders should vote in favour of the ordinary resolutions Nos. 5(a), 5(b), 5(c) and the special resolution No.6 to be proposed at the forthcoming 2004 Annual General Meeting.

By Order of the Board
David Pun Chan
Chairman

APPENDIX I – REPURCHASE MANDATE EXPLANATORY STATEMENT

This explanatory statement contains all the information required by the Listing Rules on repurchase of shares:

Share Capital

As at 30th June 2004, being the latest practicable date prior to the printing of this circular, the issued share capital of the Company comprised 617,531,425 shares of HK$0.10 each.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate and on the basis that no further shares are issued or repurchased prior to the 2004 Annual General Meeting, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 61,753,142 shares, being 10% of the entire issued share capital of the Company.

Shareholders' Approval

All repurchase of shares must be approved by shareholders in advance by means of an ordinary resolution, either by way of a general mandate or by specific resolution in relation to specific transactions.

Reason for the Repurchase

Repurchase of shares will only be made when the Directors consider that it will benefit the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per share.

Source of Funds

Repurchases must be financed out of funds legally available for the purpose in accordance with the memorandum of association and Bye-laws of the Company and the laws of Bermuda. The law of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either capital paid up on the shares to be repurchased, or the profits that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for that purpose. The premiums payable on repurchase must only be paid out of either the profits that would otherwise be available for dividends or out of the share premium or contributed surplus account of the Company. It is envisaged that any repurchase of shares by the Company would be financed out of the same sources of fund as above described.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st March 2004) in the event that the proposed Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Trading Restrictions

A maximum of 10% of the fully paid-up issued shares of a company at the date of the resolution authorising the repurchase mandate may be repurchased on market.

Disclosure of Interests

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates have any present intention to sell any shares to the Company under the proposed Repurchase Mandate if such is approved by the shareholders of the Company.

The Company has not been notified by any "connected persons" (as defined in the Listing Rules) that they have a present intention to sell any shares to the Company, or that they have undertaken not to do so, in the event that the proposed Repurchase Mandate is approved by the shareholders of the Company.

Effect of the Hong Kong Code on Takeovers and Mergers (the "Code")

As at the date of this circular, Madam Chan Poon Wai Kuen together with her parties acting in concert (i.e. including Mr. David Pun Chan and Ms. Ivy Sau Ching Chan) were interested in 285,772,131 shares, representing approximately 46.28% of the issued share capital of the Company. In the event that the Directors exercise in full the Repurchase Mandate, their collective shareholdings would be increased to approximately 51.42%, the resultant increase in voting rights held by Madam Chan Poon Wai Kuen and parties acting in concert with her will give rise to an obligation to make a mandatory offer in accordance with Rules 26 and 32 of the Code. However, the Directors have no present intention to exercise the Repurchase Mandate to such extent as would give rise to such an offer obligation. The Directors do not propose to repurchase shares to such an extent as to result in less than 25% of the shares in public hands.

The Directors have undertaken to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the applicable laws of Bermuda and the Listing Rules.

Repurchase made by the Company

The Company has not purchased any of its shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

Share Prices

The highest and lowest prices at which the shares of the Company have traded on the Stock Exchange in the past twelve months were as follows:

	Highest	**Lowest**
	HK$	*HK$*
July 2003	$1.250	$1.160
August 2003	$2.275	$1.230
September 2003	$2.550	$1.760
October 2003	$3.000	$2.525
November 2003	$2.750	$2.250
December 2003	$2.575	$2.025
January 2004	$3.925	$2.200
February 2004	$3.700	$3.050
March 2004	$3.500	$2.775
April 2004	$3.225	$2.450
May 2004	$2.850	$2.225
June 2004	$2.800	$2.450

APPENDIX II – AMENDMENTS TO THE BYE-LAWS

A brief background to the proposed amendments to the Bye-laws of the Company is set out as follows:–

(a) Bye-laws 1 and 2		To provide additional definitions and interpretation paragraphs and to amend the definition of "Clearing House" for the purpose of clarification.
(b) Bye-laws 40 and 41		To add a provision for the keeping of an overseas or local or other branch register of Members and stipulate clearly the time and fee for inspection of the Register and branch register of Members.
(c) Bye-law 43		To clarify that all transfer of shares may be effected by an instrument of transfer in the usual or common form or in such other form as prescribed by the Designated Stock Exchange and to permit the Company to accept machine imprinted signatures on the instrument of transfer if the transferor or transferee is a Clearing House or its nominee.
(d) Bye-law 48		To clarify that transfer books and register may be closed after the notice has been given by advertisement in appointed newspaper and where applicable in newspapers published daily and circulating in the territory of and in accordance with the requirements of the Designated Stock Exchange.
(e) Bye-law 63		To reflect the requirement of voting by poll under the Listing Rules and to clarify that on a poll every member shall have one vote for every fully paid share of which he is the holder and each proxy appointed by the Clearing House or its nominee shall have one vote on a show of hand.
(f) Bye-law 73		To reflect the restriction on voting by shareholders whom the Company has knowledge is restricted from voting, as required by the amended Appendix 3 of the Listing Rules.
(g) Bye-law 81		To clarify that the corporate representative(s) appointed by the Clearing House (or its nominee) could exercise the same rights and powers on behalf of the Clearing House (or its nominee) could exercise as if such person was the registered holder of the shares held by the Clearing House (or its nominee) in respect of the shares specified in the authorisation including the right to vote immediately on a show of hand.

(h)	Bye-law 83	To bring it in line with section 93 of the Companies Act 1981 of Bermuda requiring notice of the general meeting for the purpose of removing a director shall be served on the director concerned not less than 14 days before the meeting.
(i)	Bye-law 86	To clarify the period within which notice may be lodged for nominating a person for election as a Director, being not earlier than the day after the date of despatch of the notice of meeting for the election and not later than 7 days prior to the date of such meeting to reflect the change to Appendix 3 of the Listing Rules.
(j)	Bye-law 101	To reflect changes to Appendix 3 of the Listing Rules regarding a Director's right to vote at board meeting on any contracts, arrangement or proposal in which he or his associates has a material interest.
(k)	Bye-law 148	To permit the Company to deliver summary financial report in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange.
(l)	Bye-law 149	To bring it in line with section 89 of the Companies Act 1981 of Bermuda regarding provision on removal and appointment of Auditors.
(m)	Bye-laws 155, 156 and 158	To permit the Company to serve notice or document, in the English language only, in the Chinese language only or in both, to entitled persons personally, through the post or by means of advertisement in newspapers, electronic communication or computer network and to add a provision for deemed services of such notice or document.

TAI CHEUNG HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00088)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Chater Room I & II, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Wednesday, 1st September 2004 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2004.

2. To declare a final dividend.

3. To elect Directors and fix their remuneration.

4. To appoint Auditors and fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

ORDINARY RESOLUTIONS

5. (a) "**THAT**:–

(i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(b) "**THAT** a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

(c) "**THAT** the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 5 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

SPECIAL RESOLUTION

6. "**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:–

(a) Bye-law 1

(i) by inserting the following new definition of "associate" immediately after the definition of "Act" in existing Bye-law 1:

""associate" the meaning attributed to it in the rules of the Designated Stock Exchange.";

(ii) by deleting the words "a recognised Clearing House within the meaning of Section 2 of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) or" from the definition of "Clearing House" in existing Bye-law 1;

(b) Bye-law 2

(i) by substituting the existing Bye-law 2(e) with the following new Bye-law 2(e):

"(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;";

(ii) by replacing the full-stop "." at the end of Bye-law 2(j) with a semi-colon ";" , by inserting the word "and" immediately after the semi-colon and by inserting the following new Bye-law 2(k):–

"(k) references to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a notice or document, to the extent permitted by, and in accordance with the Statutes and other applicable laws, rules and regulations, include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(c) Bye-law 40

(i) by re-numbering Bye-law 40 as Bye-law 40(1) and inserting, after the words "the name and address of each Member, the number and class of shares held by him and," in Bye-law 40(1)(a), the words "in respect of any shares that are not fully paid,";

(ii) by inserting the following new Bye-law 40(2):-

"(2) Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.";

(d) Bye-law 41

by substituting the existing Bye-law 41 with the following new Bye-law 41:-

"41. The Register and branch register of Members, as the case may be, shall be open to inspection between 10 a.m. and 12 noon on every business day by Members without charge or by any other person, upon a maximum payment of five Bermuda dollars, at the Office or such other place in Bermuda at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of ten dollars at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.";

(e) Bye-law 43

by substituting the existing Bye-law 43 with the following new Bye-law 43:-

"43. Subject to these Bye-laws, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and which may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(f) Bye-law 48

by inserting the words ", after the notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect," after the word "may" in the first line of existing Bye-law 48;

(g) Bye-law 63

by substituting Bye-law 63 with the following new Bye-law 63:–

"63. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a Clearing House (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(h) Bye-law 73

by re-numbering Bye-law 73 as Bye-law 73(1) and inserting the following new Bye-law 73(2):–

"(2) Where the Company has knowledge that any Member is, under the applicable Statutes and/or the rules and regulations of the Designed Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(i) Bye-law 81

by replacing the existing Bye-law 81(2) with the following new Bye-law 81(2):–

"(2) If a Clearing House (or its nominee(s)) and in each case, being a corporation) is a Member of the Company, it may appoint or authorize such person or persons as it thinks fit to act as its corporate representative or representatives at any meeting of the Company or at any meeting of any class of Members provided that, if more than one corporate representative is so authorized, the authorization shall specify the number and class of shares in respect of which each such corporate representative is so authorized. A person so authorized under the provisions of this Bye-law shall be deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) could exercise as if such person was the registered holder of the shares of the Company held by the Clearing House (or its nominees(s)) in respect of the number and class of shares specified in the relevant authorization including the right to vote individually on a show of hands.";

(j) Bye-law 83

by deleting the words "twenty-eight (28)" in the nineth line of Bye-law 83(4) and replacing them with the words "fourteen (14)";

(k) Bye-law 86

by deleting the existing Bye-law 86 in its entirety and substituting therefor the following new Bye-law 86:

"86. No person other than a Director retiring at the meeting, shall, unless recommended by the Director for election, be eligible for election to the office of Director at any general meeting, unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and also a Notice signed by the person to be proposed of his willingness to be elected shall have been given to the Company or lodged at the head office of the Company or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days. The period for lodgment of such Notice(s) will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(l) Bye-law 101

by deleting Bye-law 101 in its entirety and substituting therefor the following new Bye-law 101:–

"101. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates is to the knowledge of such Director materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement or proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associate(s) are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director or his associate(s) as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director or his associate(s) may benefit.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) is/are the holder(s) of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.

(5) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Bye-law provided that no Director who is or whose associate(s) is/are materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which they are interested.";

(m) Bye-law 148

by deleting Bye-law 148 in its entirety and substituting therefor the following:

"148. (1) Subject to Section 88 of the Act and paragraph (2) of this Bye-law, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty-one (21) days before the date of the general meeting and at the same time as the notice of the annual general meeting and laid before the Company in general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

(2) To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements in paragraph (1) of this Bye-law shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial report, a complete printed copy of the Company's annual financial statements and the directors' report thereon.

(3) The requirement to send to a person referred to in paragraph (1) of this Bye-law the documents referred to in that provision or a summary financial report in accordance with paragraph (2) of this Bye-law shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in paragraph (1) of this Bye-law and, if applicable, a summary financial report complying with paragraph (2) of this Bye-law, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(n) Bye-law 149

by re-numbering the existing Bye-law 149 as Bye-law 149(1) and inserting the following new Bye-law 149(2) and 149(3):–

"(2) Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor.

(3) The Members may, at any general meeting convened and held in accordance with these Bye-laws, by special resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.";

(o) Bye-law 155

by deleting Bye-law 155 in its entirety and substituting therefor the following:

"155. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designed Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or

delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice or document to him or which the person transmitting the Notice or document reasonably and bona fide believes at the relevant time will result in the Notice or document being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the Notice or document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share, all Notices or documents shall be given to that one of the joint holders whose name stands first in the Register and the Notice or document so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(p) Bye-law 156

(i) by deleting the word "and' at the end of Bye-law 156(a);

(ii) by re-numbering Bye-law 156(b) as Bye-law 156(c) and inserting the following as Bye-law 156(b):

"(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice or document placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;";

(iii) by deleting the full-stop "." at the end of re-numbered Bye-law 156(c) and substituting therefor ";";

(iv) by inserting the following as additional paragraphs (d) and (e) to Bye-law 156:

"(d) if served by advertisement in appointed newspaper or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange shall be deemed to have been served on the day on which the notice is first published; and

(e) may be given to a Member either in the English language or the Chinese language only or in both the English language and Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(q) Bye-law 158

by inserting the words "or electronic" after the words "or facsimile" in the first line of existing Bye-law 158."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 7th July 2004

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. The form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. The Register of Members will be closed from Thursday, 26th August 2004 to Wednesday, 1st September 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at the address set out above not later than 4:00 p.m. on Wednesday, 25th August 2004.

4. Regarding resolution No.6 above, as the Bye-laws of the Company only exist in English, the English text of the proposed resolution shall prevail over the Chinese text.

(iv) 加入下文作為公司細則第156條(d)段及(e)段：

「(d) 以廣告形式在指定之報章刊登及按指定證券交易所之規定在地區內每日刊發及一般流通之報章刊登通告，通告刊登首天應視為同一天向股東發出通告；及

(e) 可僅以英文或中文或同時以中、英文向股東發出，惟須符合所有適用法規、規則及規例。」。

(q) 公司細則第158條

在現有公司細則第158條第1行「或傳真」一詞之後加入「或電子」一詞。」。

承董事局命
秘書
譚綺霞

香港，二零零四年七月七日

附註：

1. 凡有權出席上述通告召開之大會及於會上投票之股東，均可委任一位或多位代表出席會議並於表決時代其投票，受委代表毋須為公司股東。

2. 委任代表表格最遲須於大會召開時間四十八小時前送達在香港之股票登記過戶處香港中央證券登記有限公司於香港灣仔皇后大道東一八三號合和中心十七樓，方為有效。

3. 公司將於二零零四年八月二十六日（星期四）至二零零四年九月一日（星期三）首尾兩天包括在內暫停辦理過戶手續，如欲享有建議派發之股息者，須於二零零四年八月二十五日（星期三）下午四時前，將有關股票連同過戶文件送達上述之股票登記過戶處。

4. 公司之公司細則以英文書寫，並沒有法定中文譯本，故此，上述第六項決議案有關修改公司細則的中文譯本僅供參考之用，內容如有出入，概以英文本為準。

地址或股東就此目的向公司提供傳送任何其他地址，或（視情況而定）傳送至股東就發出通知或文件而向公司提供之任何地址或電傳或傳真號碼或電子號碼或地址或網址或發件人在發送時合理及真誠相信將可使股東在有關時間收到通知之號碼或地址，又或可在指定之報章（按公司法之定義）登載或按指定證券交易所之規定在地區內每日刊發及一般流通之報章登載，或如適用法律准許，亦可放置在公司之網頁或指定證券交易所之網頁並發給股東通知表明該通知或其他文件在網頁可供查閱（「可供查閱通告」）。該可供查閱通告可以上述任何形式發給股東。如為聯名股份持有人，所有通知均應發給在登記冊排名最前之一位聯名持有人，而如此發出之通知應視為已充份送達或交付所有聯名持有人。」。

(p) 公司細則第156條

(i) 刪除公司細則第156條(a)段結尾之「及」一字；

(ii) 把公司細則第156條第(b)段重新編定為公司細則第156條第(c)段，並在公司細則第156條新加入下列第(b)段：

「(b) 如以電子通訊發出，應視為由公司或其代理之伺服器傳輸之日發出。放置於公司網頁或指定證券交易所網頁之通知或文件，應視為於向股東送達可供查閱通告後一日由公司向股東發出；」；

(iii) 刪除公司細則第156條(b)段（根據上文，(b)段重新編定為(c)段）結尾之句號「。」，並以「；」取代；

(3) 如按照所有適用法規、規則及規例(包括但不限於指定證券交易所之規則),公司在其電腦網絡或以任何其他獲准之方式(包括發送任何形式之電子通訊)公佈本條公司細則第(1)段所述之文件及(如適用)符合本條公司細則第(2)段之財務報告概要,而有關人士同意或被視為同意在以上述方式公佈或接獲該等文件後即解除公司向彼等寄送該等文件之責任,則按照本條公司細則第(2)段向本條公司細則第(1)段所述之人士寄送該條文所述之文件或財務報告概要之規定便視為已符合。」。

(n) 公司細則第149條

把公司細則第149條重新編定為公司細則第149條第(1)段,並新加入下列為公司細則第149條第(2)段及第(3)段:

「(2) 受制於公司法第89條,除告退之在職核數師外,任何人士概不得於股東週年大會上膺選出任核數師除非就擬提名有關人士參與核數師選舉之書面通知於股東週年大會舉行日期至少二十一天前向公司發出,此外,公司須將任何相關通知之副本送交在職核數師。

(3) 股東可按公司細則之規定召開及舉行任何股東大會以特別決議案將任期未屆滿之核數師隨時免職及在該大會上以普通決議案委任另一位核數師代其出任尚餘任期。」。

(o) 公司細則第155條

刪除公司細則第155條全文,並以下列新公司細則第155條取代:

「155. 任何通知或文件(包括按指定證券交易所之規則涵義之「公司通訊」,不論是否根據公司細則由公司發給股東)須以書面或電報、電傳或傳真傳輸信息或以其他電子傳輸或通訊形式發出,該等通知及文件可由公司以專人派遞方式或以預付郵資並註明股東為收件人郵寄之方式送達或交付股東在股東登記冊登記之

(5) 公司可以普通決議案追認因違反本條公司細則而未獲正式授權之任何交易，惟董事或其聯繫人擁有重大權益之交易，董事連同其聯繫人不得就其擁有權益之股份對該普通決議案投票。」。

(m) 公司細則第148條

刪除公司細則第148條全文，並以下列新公司細則第148條取代：

「148.(1) 在公司法第88條及本條公司細則第(2)段規限下，公司須於股東大會舉行日期至少二十一(21)日前及與股東週年大會通告同時向有權取得董事會報告連同資產負債表及損益表的印行本（包括按法例規定須予附載且為截至有關財政年度止的各份文件，當中載有一份標題清晰的公司資產與負債概要，以及收支報表連同核數師報告的印行本）的人士寄發有關文件，並於公司根據公司法規定舉行的股東週年大會上提呈有關文件，惟公司細則並無規定公司須向公司並不知悉其地址的任何人士或一名以上股份或債券的聯名持有人寄發該等文件。

(2) 在所有適用法規、規則及規例（包括但不限於指定證券交易所之規則）准許及獲妥為遵守並取得當中規定之所有必要同意（如有）之情況下，以並無被法規禁止之方式向任何人士寄送源自公司年度賬目報告及董事之財務報告概要及屬於適用法律及規例所規定格式及載有當中所規定資料，即就該人士而言將被視為已符合本條公司細則第(1)段之規定，但如有權獲取公司年度財務報表及董事報告之人士向公司發出書面通知提出要求，則該人士除財務報告概要之外並可要求獲寄送公司年度財務報表及董事報告之完整印行本。

(vii) 採納、修訂或實施任何董事或其聯繫人可從中受惠的任何僱員股份計劃涉及由公司發行或允許於股份或其他證券之認購權的建議。

(2) 倘若及只要（僅限於倘若及只要）董事及／或其聯繫人直接或間接持有或實益擁有（或其或其任何聯繫人藉以獲得有關權益之任何第三間公司）一家公司任何類別權益股本或該公司所授予股東之投票權5%或以上權益，則該公司將被視作董事及／或其聯繫人擁有5%或以上權益之公司。就本段而言，不應計及董事或其聯繫人作為被動受托人或保管受托人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事及／或其聯繫人擁有復歸或剩餘權益之信托所涉及之股份，及董事及／或其聯繫人僅作為單位持有人而擁有權益之法定單位信托計劃所涉及之股份。

(3) 倘董事及／或其聯繫人持有公司5%或以上權益而於一項交易中擁有重大利益，則該董事及／或其聯繫人亦將被視作於有關交易中擁有重大利益。

(4) 倘於任何董事會會議上產生任何有關董事（會議主席除外）有重大利益關係或有關任何董事（會議主席除外）投票權或計算入法定人數之問題，而該等問題並未能因有關董事自願同意放棄投票或不計入法定人數之內而解決，則有關問題將交由會議主席處理，會議主席就該董事作出之決定將為最終決定，除非據該董事所知其所擁有之權益性質或程度未有向董事會全面披露則作別論。倘上述問題與會議主席有關，則問題將以董事會決議案裁決（就此而言，該主席不得投票），而該決議案將為最終決定，惟就該主席知悉其本身所擁有之權益性質或程度未有向董事會全面披露則作別論。

(ii) 本公司或其任何附屬公司就其債項或義務而向第三者提供任何抵押或賠償保證，而就該債項或義務，董事或其聯繫人根據一項擔保或賠償保證或藉着提供一項抵押，已承擔該債項或義務的全部或部份（不論是單獨或共同的）責任之合約或安排；

(iii) 任何有關由他人或公司作出的要約的建議，以供認購或購買公司或其他公司（由公司發起成立或公司擁有權益的）的股份、債券或其他證券，而該董事或其聯繫人因參與該要約的包銷或分包銷而擁有或將擁有權益之合約或安排；

(iv) 任何董事或其聯繫人擁有權益的合約或安排，而在該等合約或安排中，董事或其聯繫人僅因其在公司股份或債券或其他證券擁有權益，而與公司股份或債券或其他證券的其他持有人以同一方式在其中擁有權益；

(v) 任何有關其他公司作出的建議，而該董事或其聯繫人直接或間接在其中擁有權益（不論以高級人員或行政人員或股東身份）；或任何有關其他公司作出的建議，而該董事或其聯繫人實益擁有該等其他公司的股份，但該董事及其任何聯繫人並非合共在其中（又或該董事或其任何聯繫人藉以獲得有關權益的任何第三間公司）實益擁有任何類別已發行股份或投票權的5%或5%以上之任何合約、安排或建議；

(vi) 採納、修訂或實施與公司或其任何附屬公司的董事，該董事之聯繫人及僱員利益有關的股份認購計劃、退休基金計劃、退休計劃、死亡或傷殘利益計劃或其他安排，而其中並無給予董事或其聯繫人任何與該計劃或基金有關的人士一般地未獲賦予特惠或利益之建議或安排；

(j) 公司細則第83條

在公司細則第83條第(4)段第9行以「十四(14)」一詞取代「二十八(28)」一詞。

(k) 公司細則第86條

刪除現有公司細則第86條全文,並以下列新公司細則第86條取代:

「86. 除告退之董事外,若非獲董事會提名委任,任何人士概不得於任何股東大會上膺選出任董事,除非由一位合資格出席大會並於會上投票之股東(惟被提名者除外)就擬提名有關人士參與選舉之通知,連同該位獲提名人士表明願意參選的通知,送交公司或總辦事處或註冊辦事處則作別論,提交上述通知之最短期限為最少七(7)天,而提交該等通知之期間不得早於寄發進行該等董事選舉之大會通告翌日,亦不得遲於該大會舉行日期前七(7)日。」。

(l) 公司細則第101條

刪除公司細則第101條全文,並以下列新公司細則第101條取代:

「101. (1) 董事不得在有關其或其任何聯繫人就董事所知擁有重大權益之任何合約或安排或任何其他建議之董事會決議案上投票,其亦不計入有關法定人數,惟此限制不適用於下列任何情況:

(i) 就董事或其聯繫人應本公司或其任何附屬公司之要求或為彼等之利益借出款項或引致或承擔的義務因而向該董事或其聯繫人提供任何抵押或賠償保證之合約或安排;

（丁） 任何一名或多名親身出席之股東（或倘股東為法團，則其正式授權代表）或委任代表，並持有獲賦予於會上投票權利之股份，而該等股份之實繳股款總額不少於全部獲賦該項權利之股份實繳股款總額十分之一。

股東之委任代表或倘股東為法團其正式授權代表要求以投票方式進行表決等同股東要求一樣。」。

(h) 公司細則第73條

把公司細則第73條重新編定為公司細則第73條第(1)段，並加入下列為公司細則第73條第(2)段：

「(2) 如公司知悉任何股東根據適用法規及／或指定證券交易所之規則及規例須就任何特定決議案放棄投票，或被限制就任何特定決議案只可投贊成票或只可投反對票，在違反該規定或限制下由該股東或代表該股東作出之投票，不得計入票數之內。」。

(i) 公司細則第81條

以下列新段取代現有公司細則第81條第(2)段：

「(2) 公司股東倘為結算所（或結算所代理人，在兩種情況下均屬公司），其可授權或委任其認為合適之一名或多名人士在公司大會或任何類別股東大會上出任其公司代表，惟倘有一位以上之公司代表，該項授權須指明每名按此獲授權之公司代表所代表之股份類別及數目。根據本條公司細則之規定獲授權之人士應被視為獲正式授權而無須進一步事實證據，有權代表結算所（或該結算所代理人）行使權利及權力，猶如該名人士為該結算所（或該結算所代理人）所持之本公司股份中有關授權所指明之股份類別及數目之登記持有人，包括個人舉手表決權。」。

(f) 公司細則第48條

在現有公司細則第48條第1行「可」一字後加入「當通告按任何指定證券交易所之規定，以廣告形式於指定報章上及，如適用，於任何其他報章上刊登或以指定證券交易所接納之任何方法或形式發出後」之詞組。

(g) 公司細則第63條

以下列新公司細則第63條取代現有公司細則第63條：

「63. 在各類股份當時所附有在投票方面之任何特別權利或限制之規限或在符合公司細則之情況下，在任何股東大會上如以舉手方式表決，則親身出席之股東或委任代表，或（如屬法團則其按公司法第78條正式授權之代表），每人可投一票；如採投票方式表決時，每名親身出席之股東或委任代表，如股東屬法團，則其正式授權代表將可就其所持有之每股悉數繳足股款之股份投一票。但是，未催繳而繳付股款之股份或預繳分期股款之股份皆不會被計入在前述所指已繳足股款之股份內。不論細則所載之任何條文為何，倘股東委任超過一名代表而該名代表為結算所（或其代理人），則該名代表於進行舉手表決時可投一票。於會上表決之決議案，須以舉手方式表決，除非（於宣佈以舉手方式表決之結果前或作出此宣佈時或就任何投票形式進行表決的其他要求被撤回時）下列人士要求以投票方式進行表決：

（甲） 大會主席；

（乙） 最少三名親身出席之股東（或倘股東為法團，則其正式授權代表）或當時有權於會上投票之委任代表；

（丙） 任何一名或多名親身出席之股東（或倘股東為法團，則其正式授權代表）或委任代表，並代表不少於全體有權於會上投票之股東之投票權總額十分之一；或

(ii) 加入下文作為公司細則第40條第(2)段：

「(2) 依據公司法，公司可設置海外或本地股東名冊或其他分冊保存於任何地區及董事會可就有關股東名冊之保管及保持一處證券登記辦事處之事項訂定及作出決定修改相關條文。」。

(d) 公司細則第41條

刪除現有公司細則第41條全文，並以下列新公司細則取代：

「41. 股東名冊及分冊，視乎情況而定，須於每個辦公日上午十時至中午十二時供股東免費查閱或公眾人士繳交最高不超過百慕達幣五元後亦可查閱根據公司法之規定保存於百慕達辦事處或百慕達境內其他地方的股東名冊，如適用，繳交最高不超過十元後可查閱保存於證券登記辦事處之股東名冊。股東名冊，包括任何海外或本地或其他股東分冊將可於通告按任何指定證券交易所之規定，以廣告形式於指定報章上及，如適用，於任何其他報章上刊登或以指定證券交易所接納之任何方法或方式發出達到相同目的後，暫停辦理一般股份或任何類別股份之過戶登記手續，暫停辦理股份過戶登記之時間及期間由董事會訂定，惟在任何一年內不得超過三十日。」。

(e) 公司細則第43條

以下列新段取代現有公司細則第43條：

「43. 受制於公司細則，任何股東均可以慣常或普通格式或指定證券交易所規定之格式或董事會接納之任何其他格式之轉讓文書轉讓其全部或部份股份，轉讓文書可親筆簽署或，如轉讓人或承讓人為結算所或其代理人，可親筆簽署或以機印簽署或以董事會不時接納之其他形式執行簽立。」。

(ii) 在現有公司細則第1條「結算所」之定義內刪除「認可結算所(按香港證券及期貨(結算所)條例第2條(香港法例第420章)之涵義))」之詞組。

(b) 公司細則第2條

(i) 以下列新公司細則第2(e)條取代現有公司細則第2(e)條:

「(e) 在有提述書面形式之詞組中,除非顯示有相反之用意,應詮釋為包括印刷、平版印刷、攝影及以可看見之形式呈示文字或圖像之其他模式,並包括以電子顯示方式呈示,但有關文件或通知之送達模式及股東選擇之模式均須符合所有適用法規、規則及規例;」;

(ii) 刪除公司細則第2條(j)段結尾之句號「。」並以分號「;」取代,於其後加入「及」一字並新加入下列公司細則第2條(k)段:

「(k) 在提述一份文件之簽立時,包括指親筆或蓋章或(在遵照及法規及其他適用法律、規則及規例准許下)以電子簽署或以任何其他方法簽立,而在提述文件或通告時(在遵照及法規及其他適用法律、規則及規例准許下)包括通告及文件以數字,電子,電能,磁力或其他檢索格式或媒體記錄及可看見之資料,不論是否具有實體。」。

(c) 公司細則第40條

(i) 把公司細則第40條重新編定為公司細則第40條第(1)段並在公司細則第40條第(1)(a)段「每位股東之姓名及地址,其持有之股數及股份類別」之詞組後加入「關於未繳足股款之任何股份」之詞組;及

(iii) 就本決議案而言，「有關期間」乃指由本決議案通過之日期至下列三者中較早之日期：

(1) 本公司下屆股東週年大會結束；

(2) 按法律規定舉行下屆股東週年大會之期間屆滿時；及

(3) 本決議案所授權力經由本公司股東在股東大會上以普通決議案撤銷或更改之日。」

(b) 「**動議**：

無條件授權董事局增發及處理不超過本公司於本決議案通過當日之已發行股本百分之二十之新股，此授權令有效至下屆股東週年大會為止。」

(c) 「**動議**：

本公司根據本大會通告第五項普通決議案(a)項授予董事之授權所購回本公司股本中之股份總面值，將加入本公司董事根據本大會通告第五項普通決議案(b)項增發及處理之股本面值，惟數額不得超過本公司於通過本決議案當日之已發行股本總面值百分之十。」

特別決議案

(六) 「**動議**：修訂本公司之公司細則如下：

(a) 公司細則第1條

(i) 在現有公司細則第1條「該法」之定義後加入下列「聯繫人」之新定義：

「聯繫人」　　指定證券交易所之規則內賦予之涵義。

TPL 大昌集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：00088）

股東週年大會通告

敬啟者：本公司訂於二零零四年九月一日（星期三）上午十時假座香港干諾道中三號麗嘉酒店宴會樓層宴會廳I－II舉行股東週年大會，以便討論下列議案：

（一） 省覽截至二零零四年三月三十一日止全年度之結算書及董事局與核數師報告書。

（二） 宣佈派發末期股息。

（三） 選舉董事及釐定其酬金。

（四） 委聘核數師並釐定其酬金。

特別事務，考慮及酌情通過下列議案：

普通決議案

（五） (a) 「**動議**：

(i) 在本決議案(ii)段之限制下，一般性及無條件批准本公司董事局可於有關期間（定義見下文）內行使本公司之一切權力，按照所適用之法例及香港聯合交易所有限公司之上市規則購回本公司每股面值港幣0.10元之股份；

(ii) 本公司根據本決議案(i)段而購回之股份，其面值總額不得超過本公司於此項決議案通過當日之已發行股本面值總額百分之十，而上文之批准亦應以此為限；及

(h)	細則第83條	使符合1981年百慕達公司法第93條之規定召開股東大會罷免董事之通告於股東大會舉行日期至少十四天前向該名董事發出。
(i)	細則第86條	闡明可遞交提名參選董事通知，惟有關期間不得早於寄發有關董事選舉之大會通告翌日，亦不得遲於該大會舉行日期前七日以反映上市規則附錄3之更改。
(j)	細則第101條	反映上市規則附錄3之更改就涉及董事或其聯繫人擁有重大權益之合約於有關董事會決議案中對該董事之投票權之限制。
(k)	細則第148條	准許公司遵照公司司法權區之有關法律規定，包括依據指定證券交易所之規則，寄發財務報告概要。
(l)	細則第149條	修訂就罷免及委任核數師之條文使其符合1981年百慕達公司法第89條。
(m)	細則第155條、第156條及第158條	准許公司以中文或英文或中英文版本經郵遞或以廣告形式於報章上登載或以電子媒界或電腦網絡向有關人士及股東發出公司通訊或通告及文件並加入條文以上述任何形式發出之通告或文件應視為已充份送達有關人士。

附錄II－修改細則

建議修改細則背景摘要如下：

(a)	細則第1條及第2條	加入新定義及詮釋新段並更新「結算所」之定義使涵義更清晰。
(b)	細則第40條及第41條	加入新條文允許公司設置股東名冊或其他股東分冊保存於海外或本地及清楚列明查閱該等文件之時間及收費。
(c)	細則第43條	闡明所有股份轉讓均可採用慣常或普通格式或按指定證券交易所之規定的任何其他格式之轉讓文書辦理轉名過戶及允許公司接納機印簽署如轉讓人及承讓人均為結算所或其代理人。
(d)	細則第48條	闡明股東名冊於通告根據指定證券交易所之規定以廣告形式刊登於指定報章上及如適用，在地區內每日刊發及流通之報章上發出後可暫停辦理股票過戶手續。
(e)	細則第63條	反映上市規則之規定及闡明以投票方式進行表決時，所有股東就其所持有之每股悉數繳足股款之股份投一票及結算所或其代理人之委任代表於舉手方式進行表決時，每人可投一票。
(f)	細則第73條	反映上市規則附錄3之修訂，公司確實知悉任何股東須就某些決議案被限制於投票時所須之約束。
(g)	細則第81條	闡明結算所或其代理人所委任之法團代表可有權代表結算所或其代理人行使同等權利及權力，包括個人舉手表決權。

本公司購回證券

在本函日期之前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

股份價格

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港幣元	**最低價** 港幣元
二零零三年七月	1.250	1.160
二零零三年八月	2.275	1.230
二零零三年九月	2.550	1.760
二零零三年十月	3.000	2.525
二零零三年十一月	2.750	2.250
二零零三年十二月	2.575	2.025
二零零四年一月	3.925	2.200
二零零四年二月	3.700	3.050
二零零四年三月	3.500	2.775
二零零四年四月	3.225	2.450
二零零四年五月	2.850	2.225
二零零四年六月	2.800	2.450

在建議之股份購回期間內，全部實施購回授權建議，可能對本公司之營運資金或資本與負債比率有重大之不利影響（相對於截至二零零四年三月三十一日止年度年報內之已審核綜合賬目所披露之情況而言）。然而，董事局倘認為購回股份對本公司所須營運資金或資本負債比率會有重大之不利影響時，則不會行使購回權力。

買賣之限制

於市場購回之股份總數以不超過本公司於購回授權決議案通過當日已發行繳足股本百分之十為限。

權益披露

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，擬根據購回授權建議（如獲本公司股東批准）出售任何股份予本公司。

目前並無任何關連人士（按上市規則之定義）知會本公司，倘購回授權建議獲得批准，彼等擬出售股份予本公司，或作出不出售股份之承諾。

香港公司收購及合併守則之影響

於本通函之日，陳潘慧娟女士連同其一致行動人士（換言之包括陳斌先生及陳秀清女士）合共擁有285,772,131股，約佔本公司已發行股本百分之四十六點二八。倘董事局全面行使購回授權，彼等在本公司之已發行股本中的權益將增加至百分之五十一點四二，該項增加將可能導致須遵照香港公司收購及合併守則第二十六條及第三十二條之規定提出強制性全面收購股份建議。董事局目前無意行使購回授權而導致須承擔收購責任或引致公眾人士所持的股份低於百分之二十五。

董事局向香港聯合交易所有限公司（「聯交所」）作出承諾，彼等將根據百慕達法例及上市規則行使股份購回之授權。

附錄I－購回授權說明函件

上市規則規定須於說明函件內刊載購回股份之所需資料如下：－

股本

於二零零四年六月三十日，即本通函印製前之最後可行日期，本公司有617,531,425股每股面值港幣0.10元之已發行股本。

如購回授權之普通決議案獲得通過及在召開二零零四年股東週年大會前並無發行或購回額外股份，則本公司根據購回授權將可購回股份數目最多可達61,753,142股，即本公司全部已發行股本百分之十。

股東批准

所有股份回購之交易，須事先以一項普通決議案或以授權方式或以特定議案，予以通過。

購回股份理由

董事局只在合符公司及股東利益等情況下才考慮進行購回股份計劃。董事局相信基於當時之市場情況及資金安排，該等購回可提高資產淨值及／或每股盈利。

資金來源

購回股份須依據公司組織章程大綱及細則以及百慕達法例運用可合法用於購回股份之資金，百慕達法例規定與購回股份有關之資金償還數額只可運用購回股份之繳足股本或原可供派息用或分配之溢利或為購回股份而發行新股所得之資金支付及於購回該等股份時所付之溢價只可由原可供派息用之溢利或由公司股份溢價賬或繳入盈餘賬中支付。預期用以購回本公司股份之資金將會由上述可作此用途之資金提供。

（乙） 最少三名親身出席之股東或正式授權之代表或當時有權於會上投票之委任代表；

（丙） 任何一名或多名親身出席之股東或正式授權之代表或委任代表，並代表不少於全體有權於會上投票之股東之投票權總額十分之一；或

（丁） 任何一名或多名親身出席之股東或正式授權之代表或委任代表，並持有獲賦予於會上投票權利之股份，而該等股份之實繳股款總額不少於全部獲賦該項權利之股份實繳股款總額十分之一。

重選退任董事

根據公司細則第84條，胡祖雄先生將於二零零四年股東週年大會上任滿告退，惟其符合資格膺選連任。以下為胡先生的詳細資料：

胡祖雄先生，BSc，66歲，唐天燊律師行顧問，於法律界具有超過三十二年經驗，二零零零年八月獲委任為本公司獨立非執行董事。他亦為本公司某幾間附屬公司之董事和審核委員會委員之一。胡先生並無擁有本公司股份權益就證券及期貨條例第XV部所指的權益而言。本公司並無與胡先生訂立任何服務合約。胡先生於過去三年並沒有在上市公眾公司擔任董事職務。根據本公司之細則規定，獨立非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無定明。除董事袍金（二零零三年：港幣三萬元）外，胡先生並無任何董事酬金。胡先生與本公司的董事、高級管理層、主要股東或控制股東並無關連。

建議

董事局認為授權購回股份，發行股份（連同購回授權中的回購股份）及修改公司細則之建議符合本公司及其股東之最佳利益，故推薦全體股東投票贊成擬於本年度股東週年大會上提呈之第五(a)，五(b)及五(c)項普通決議案及第六項特別決議案。

此致

列位股東　台照

主席
陳　斌
謹啟

香港，二零零四年七月七日

間向公司遞交有關通知，惟遞交有關通知之時間不得早於就該選舉董事而召開股東大會之通告寄發日期翌日開始及不得遲於該股東大會日期前七日結束；及(3)倘董事本身或其任何聯繫人士於董事會會議上提呈的任何事項上擁有重大利益關係，則該董事必須於會議上放棄投票，而彼亦不得計入有關董事會會議的法定人數內。

因此，董事建議股東於股東週年大會上批准特別決議案，修訂相關細則條文，使之符合上市規則附錄三經修訂之條文。此外，倘特別決議案獲通過，在公司視為適當且符合上市規則之情況下，公司將向證券持有人提供機會，以電子媒界收取公司通訊、財務報告概要以取代年報全文及公司通訊的英文或中文或中英文版本。然而，證券持有人可於任何時間要求取得以其他語言編製之公司通訊及年報全文。

建議修改公司細則之背景摘要載於本通函附錄II內。

股東週年大會

股東週年大會通告載於本通函第十頁至第二十二頁。本通函隨附供股東週年大會使用之委任代表表格。無論 閣下是否擬出席股東週年大會，均請按照該表格上印行之指示填妥表格，並於大會召開時間不少於四十八小時前送達本公司之股票登記過戶處。

股東將委任代表表格填妥並交回本公司之股票登記過戶處後，仍可出席股東大會，並可於會上或以投票方式表決時親自投票，但在此情況下，委任代表表格則作廢。

根據公司細則，提呈股東大會表決的決議案須以舉手方式表決，除非（於宣佈以舉手方式表決之結果前或作出此宣佈時或就任何投票方式進行表決的其他要求被撤回時）下列人士要求以投票方式進行表決：

（甲） 大會主席；

授權購回股份

於二零零三年九月三日股東週年大會上，本公司董事局（「董事局」）已獲股東授權購回本公司股份。除非可於本年度股東週年大會上經普通決議案批准予以延續，否則此項授權有效至該會結束止。董事局擬於本年度股東週年大會上提呈一項普通決議案授權董事局根據本公司之權力購回股份總數不超過本公司於該決議案通過當日之已發行股本百分之十（「購回授權」）。董事局現時無意購回任何股份。

根據上市規則規定須於說明函件內刊載購回股份之所需資料載於本通函附錄 I 內。

授權發行股份

於本年度股東週年大會上將提呈普通決議案(i)授權董事局增發及處理不超過本公司於該決議案通過當日之已發行股本面值總額百分之二十之新股（「發行股份授權」）；及(ii)在該發行股份授權加入購回授權中之回購股份。發行股份授權賦予公司靈活性，於適當時候進行對公司有利。董事局目前並無計劃發行新股。

修改公司細則

上市規則准許上市發行人使用電子媒界向證券持有人寄發或以其他方式發送公司通訊，或倘適用法例及規例及上市發行人本身的組織章程文件允許，在取得彼等事先批准的情況下，可僅以英文或中文發送有關資料。此外，上市規則准許上市發行人分發財務報告概要，以取代年報全文，惟其須確認股東意願並遵照本身司法權區之有關法律規定，以及本身公司組織章程及細則之條文。

此外，上市規則及公司監管有關的最新修訂於二零零四年三月三十一日生效，惟須受若干過渡性安排所限。該等修訂其中包括上市規則附錄三有關規管發行人組織章程文件之修訂。

由於上市規則之修訂，其中包括(1)就公司確實知悉，根據上市規則，倘股東須就任何特定決議案棄權投票或僅限於投票贊成或投票反對任何特定決議案，則該股東或其代表所作之表決如違反上述規定或限制則將不予計算；(2)倘股東擬提名一位人士出任董事（即將退任董事除外），須有至少七日的期

重要提示

閣下如對本文件有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售名下所有之大昌集團有限公司股份，應將本文件送交買主、或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

大昌集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：00088）

董事：
陳斌（主席）
陳秀清
*郭志樑
李永修
*胡祖雄

*獨立非執行董事

註冊辦事處：
Rosebank Centre,
14 Bermudiana Road,
Pembroke,
Bermuda.

總辦事處：
香港中環遮打道三號A
香港會所大廈
二十樓

敬啟者：

建議授權購回股份及發行股份
及
修改公司細則
及
股東週年大會通告

緒言

本文旨在向　閣下提供資料有關(i)普通決議案授權購回股份及發行股份；(ii)特別決議案修改公司細則以符合新修訂之香港聯合交易所有限公司證券上市規則「上市規則」，該兩項決議案擬於二零零四年之股東週年大會上建議提呈及(iii)股東週年大會通告。

大 昌 集 團 有 限 公 司

（於百慕達註冊成立之有限公司）

委任表格

本人／公司 ____________________

居／位於（地址）____________________

乃大昌集團有限公司之股東，現委任大會主席

或（姓名／名稱）____________________

居／位於 ____________________

為本人／公司代表出席二零零四年九月一日（星期三）舉行之股東週年大會，並代表本人／公司在會中或延會時投票，決定下述議案：－

議案	參閱說明	
	贊成	反對
（一） 接納公司截至二零零四年三月三十一日止年度之賬目，董事局及核數師報告書。		
（二） 宣佈派發末期股息。		
（三） 選舉董事及釐定其酬金。		
（四） 再度聘請羅兵咸永道會計師事務所為公司核數師，其酬金則授權董事局釐定。		
（五） (a) 授權購回股份。		
（五） (b) 授權發行新股。		
（五） (c) 擴大授權發行新股之限額包括購回之股份數目。		
（六） 修改公司細則。		

二零零四年 ________ 月 ________ 日

股東簽署：____________________

說明：

1. 請在每一議案之適當空格內填"X"字樣，以說明台端希望代表應如何代為投票。倘無此一指示，則代表將隨意表示贊成、反對或棄權。

2. 如 閣下擬委任大會主席以外人士為代表，請刪去「大會主席」字樣，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽。

3. 此委任表格必須填寫、簽署，並於大會舉行四十八小時前送達公司在香港之股票登記過戶處香港中央證券登記有限公司於香港皇后大道東183號合和中心十七樓，方為有效。

4. 委任代表毋須為公司股東。

Tai Cheung Holdings Limited

(Incorporated in Bermuda with limited liability)

Form of Proxy

I/We ____

of ____

being a member of Tai Cheung Holdings Limited hereby appoint the Chairman of the Meeting

or ____

of ____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 1st September 2004 and at any adjournment thereof on the undermentioned resolutions as indicated.

Resolutions	See Note 1	
	For	**Against**
1. To adopt the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March 2004.		
2. To declare a Final Dividend.		
3. To elect Directors and fix their remuneration.		
4. To re-appoint Messrs PricewaterhouseCoopers to be Auditors of the Company at a fee to be agreed by the Directors.		
5. (a) To approve the general mandate for repurchase of shares.		
5. (b) To approve the general mandate to issue new shares.		
5. (c) To extend the general mandate to issue new shares by adding to it the number of shares repurchased.		
6. To amend the Company's Bye-laws.		

Signed this ______________ day of ______________ 2004.

Signature of Shareholder: ____

Notes:

1. Please indicate with an "X" in the appropriate space beside each of the resolutions how you wish your vote(s) to be cast on a poll. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
2. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the Meeting" herein inserted and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
3. To be valid this proxy form must be completed, signed and deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.
4. A proxy need not be a member of the Company.